United States securities and exchange commission logo





                            March 10, 2022

       Mark J. Bulanda
       President
       Emersub CX, Inc.
       c/o Emerson Electric Co.
       8000 West Florissant Avenue
       St. Louis, MO 63136

                                                        Re: Emersub CX, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed February 22,
2022
                                                            File No. 333-262106

       Dear Mr. Bulanda:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 9, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Risk Factors
       A significant portion of our revenue..., page 42

   1. We note your disclosure here regarding the potential impact on your business of sanctions imposed in relation to
the current Russia-Ukraine conflict and your disclosure on page 43 regarding your exposure
to foreign currency fluctuations. Please describe the impact of
                                                        Russia   s invasion of
the Ukraine on your business. In addition to the general impact, please also consider
the impact on your supply chain, any impact from sanctions and export controls and
whether you will need to evaluate any aspects of your business for impairment. If the
impact is not material, please explain why.
 Mark J. Bulanda
Emersub CX, Inc.
March 10, 2022
Page 2
New AspenTech's Charter designates specific courts as the exclusive forum for certain litigation that may be initiated by New AspenTech..., page 48

2. We note your response to prior comment 6. Please revise your risk factor disclosure on page 48 regarding New AspenTech's exclusive forum provision to reflect that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts.
Projected Financial Data, page 77

3. We note your response to prior comment 16. Please revise your registration statement to include any material information and figures that were considered in performing this comparison of New Aspen Tech's peers. Discuss how the comparable companies were selected. In addition, disclose if any formal analysis or valuation framework was prepared in connection with this comparison.
AspenTech Management Projections, page 79

4. We note your response to prior comment 10. Please quantify the material estimates and assumptions used to prepare the AspenTech Management Projections. Please also quantify and provide disclosure about the material estimates and assumptions used to prepare the Adjusted Emerson Industrial Software Business Projections and the Adjusted
         Projected Synergies and Pro Forma Projections.
Commercial Agreement, page 152

5. You disclose that you anticipate run rate synergies with respect to revenues achieved through the Commercial Agreement of approximately $135 million by 2026. Please provide the basis for the projection and explain the assumptions underlying this statement given that you have not yet entered the Commercial Agreement. Also, disclose the term of the commercial agreement.
Intellectual Property, page 185

6. We note your response to prior comment 18. Please revise your disclosure to reflect that
         New AspenTech will receive a perpetual, worldwide, royalty-free license to any intellectual property related to OSI Inc. and GSS that is not being transferred in the business combination.
Management's Discussion and Analysis
License and Solutions Revenue, page 189

7. You disclose several factors that contributed to the increase in license and solutions
FirstName LastNameMark J. Bulanda
       revenue for the three months ended December 21, 2021 compared to the prior year
Comapany   NameEmersub
       comparable period. CX, Inc.revise to separately quantify the impact of each factor where
                            Please
March possible.  Please
       10, 2022 Page 2 refer to Items 303(b) and 303(c) of Regulation S-K. FirstName LastName
 Mark J. Bulanda
FirstName  LastNameMark J. Bulanda
Emersub CX,   Inc.
Comapany
March      NameEmersub CX, Inc.
       10, 2022
March3 10, 2022 Page 3
Page
FirstName LastName
8. As a related matter, your response to prior comment 20 suggests that your OSI segment has not historically engaged in significant software license-only sales to customers. If your OSI segment does not anticipate generating significant future revenues from license-
         only sales, please revise your MD&A to clarify that this is not a trend that you expect to continue. Please refer to Item 303(c)(2) of Regulation S-K.
Audited Consolidated and Combined Financial Statements
(1) Summary of Significant Accounting Policies
Revenue Recognition, page FS-10

9. We note your response to prior comment 20. You disclose that revenue for the integrated solution is recognized over time using an input measure of progress based on the ratio of actual costs incurred to date to the total estimated cost to complete. Please revise to clarify, if true, that revenue associated with the integrated solution is recognized over a time period that ends once implementation is complete (which appears to be up to two years).
10. You disclose on page FS-11 that for perpetual licenses, maintenance is initially sold with the license and subsequently sold separately. Please revise to clarify if you recognize the initial sale of maintenance as its own performance obligation, separate from the integrated solution (which includes perpetual license, professional services and hardware). If so, please revise to clarify the time period used to recognize initial maintenance revenue. If you combine the initial sale of maintenance with the integrated solution into a single performance obligation, please explain your basis for doing so considering maintenance services are available to be purchased separately after the implementation phase.
11. In your response to comment 20, you indicate that OSI Inc. sold and delivered a perpetual software license to a third-party technology services provider and reseller during the quarter ended December 31, 2021. Please tell us which country this provider is located in and the country (or countries) where this provider is permitted to use the license you sold to them.
Unaudited Consolidated and Combined Financial Statements
Unaudited Consolidated and Combined Balance Sheets, page FS-26

12. It appears that you have typos in the amounts presented for current contract assets, deferred tax assets and income taxes payable as of September 30, 2021. The amounts presented are not consisted with amounts for the same period on page FS-5. Please revise accordingly. As a related matter, please consider revising the presentation of all columnar presentations of financial information throughout the filing so that all amounts are aligned to the right.
 Mark J. Bulanda
FirstName  LastNameMark J. Bulanda
Emersub CX,   Inc.
Comapany
March      NameEmersub CX, Inc.
       10, 2022
March4 10, 2022 Page 4
Page
FirstName LastName
Annex B, page B-1

13. We note your response to prior comment 15. Please revise Section 11 to clarify that the exclusive forum provision does not apply to actions arising under the Exchange Act.
        You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff
Attorney, at (202) 551-4438 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Phillip R. Mills